Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GLEACHER & COMPANY, INC.

Gleacher & Company, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), pursuant to the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY as follows:

FIRST:  That at a meeting of the Board of Directors of Gleacher & Company, Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing Article 4.1 thereof so that, as amended, said Article shall be and read as follows:

“4.1 Authorized Shares

The aggregate number of shares which the Corporation shall have the authority to issue is 10,000,000 shares of Common Stock, par value $0.01 per share, and 1,500,000 shares of Preferred Stock, par value $1.00 per share. The designations, relative rights, preferences and limitations of the shares of each class are as follows.

Immediately upon the effectiveness of this Certificate of Amendment on May 30, 2013 at 5:00 p.m. Eastern Time, each 20 issued shares of Common Stock shall thereby and thereupon automatically be combined into one validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”). Stockholders shall not receive fractional shares in connection with the Reverse Stock Split, but in lieu thereof a stockholder shall be entitled to receive a cash payment determined by multiplying (i) the number of shares of our common stock that would otherwise have been exchanged by such stockholder for the fractional share interest by (ii) the average closing sale price of the Common Stock for the ten trading days immediately prior to the effective date of the Reverse Stock Split or, if no such sale takes place on such days, the average of the closing bid and ask prices for such days, in each case as officially reported by The Nasdaq Global Market. In addition, stockholders shall not be entitled to receive interest for the period of time between the effective date of the Reverse Stock Split and the date a stockholder receives payment for the cashed-out shares.”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, the 2013 Annual Meeting of Stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the Effective date of said amendment shall be May 30, 2013 at 5:00 p.m. Eastern Time.

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IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 30th day of May, 2013.

GLEACHER & COMPANY, INC.

By:	/s/ Patricia A. Arciero-Craig
Name:	Patricia A. Arciero-Craig
Title:	Secretary and General Counsel